SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	March	2013
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Press Release, dated March 21, 2013.

Document 1

For Immediate Release	March 21, 2013

SONDE RESOURCES CORP. ANNOUNCES YEAR END 2012
FINANCIAL AND OPERATING RESULTS AND PROVIDES UPDATE ON CURRENT ACTIVITIES

CALGARY, ALBERTA - (Marketwire – March 21, 2013) - Sonde Resources Corp. ("Sonde" or the "Company") (TSX: SOQ) (NYSE MKT: SOQ) announced today the release of its financial and operating results for the year ended December 31, 2012. The Management's Discussion and Analysis and financial statements for the year ended December 31, 2012 can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and in the Company's Annual Report on Form 40-F, available on the Securities and Exchange Commission's Electronic Document Gathering and Retrieval System (EDGAR) at www.sec.gov. Shareholders have the ability to receive a hard copy of the Company's complete audited financial statements free of charge upon request.

In addition, Sonde announced it has filed its Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2012 (the "Statement of Reserves Data"), as mandated by National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities. The Statement of Reserves Data is included in the annual information form of Sonde for the year ended December 31, 2012 (the "AIF"). A copy of Sonde's AIF may be obtained on SEDAR.

Sonde will be hosting a conference call on Friday, March 22, 2013 at 2:00 p.m. MDT to provide a report on the Year End 2012 results and an update on current activities. Mr. Jack Schanck, President and CEO will host the call. All interested parties may join the call by dialing 416-340-2216 or 888-226-1792. Please dial-in 15 minutes prior to the call to secure a line. The conference call will be archived for replay on the Sonde website within 48 hours of this conference call.

Mr. Jack Schanck, Sonde’s President and Chief Executive Officer, said, “2012 was a year filled with challenge and adversity for Sonde and its stakeholders. I am extremely proud of the Company’s employees for the outstanding work that they performed under these difficult conditions. While 2012 was difficult, many important milestones were achieved to lay the groundwork for what will be a promising future for Sonde.”

Mr. Schanck expanded “Sonde’s executive officers are working diligently to formally close the Viking farm-out transaction.  The closing of this transaction is a top priority for the Company as it would bring a significant amount of value to our shareholders by removing the uncertainty surrounding Sonde’s ability to execute. We have held a series of discussions with Viking and Joint Oil targeted to assure Joint Oil that all parties will be advantaged by this agreement.   I remain encouraged that this transaction will formally close in the near future.”

Mr. Schanck concluded with “Although the formal closing of the Viking farm-out is our top priority, the Company continues to accumulate large, consolidated blocks of undeveloped acreage in promising plays such as the Duvernay, Montney and Wabamun, and to prepare for a number of possible scenarios upon conclusion of the Western Canada strategic alternatives process. While this process prevents the Company from committing to a 2013 capital program, management is encouraged by the strength of the Company’s unleveraged balance sheet and by the liquids rich drilling and development opportunities that may be available to the Company upon conclusion of this process.”

North Africa Update

The Company has submitted the farm-out to Joint Oil for approval.  The Company and Viking have held a series of discussions with Joint Oil, the Tunisian Minister of Industry and the Tunisian National Oil Company (“ETAP”) since the farm-out agreement was executed with Viking. Joint Oil has established some conditions for securing its approval to the assignment to Viking.  Some of these conditions are acceptable to the Company and Viking, while others remain subject to negotiation. Discussions continue with the expectation that an agreement can be concluded which is acceptable to all parties.  While we believe the farm-out should be approved on its merits alone, no assurance can be made that Joint Oil will approve it or that the farm-out will close. The farm-out can be terminated by the Company or Viking or mutually extended after March 31, 2013.

Western Canadian Strategic Alternatives

FirstEnergy Capital Corp. (“FirstEnergy”) opened a dataroom on January 9, 2013 for parties interested in gathering more information regarding the Western Canadian property packages. Bids were due on March 19, 2013.  The Board of Directors and Management are in the process of evaluating the bids and is receiving advice from FirstEnergy. The Company will announce the results of the strategic alternatives process, and any resulting future plans, as they are finalized.

2012 Operating Highlights

Bill Dirks, Sonde’s Chief Operating Officer added, “We have worked diligently to set the stage to react to the outcome of our Western Canadian strategic alternatives process.  Our key operational goals are to maximize value from existing production, prepare for near-term drilling of our oil-oriented resource plays, and develop new exploration concepts to ensure Sonde’s future growth.  We have permitted or are in final permitting stages for horizontal wells at Michichi (Detrital oil play, 3 locations), Eaglesham (Wabamun oil play, 2 locations), Sturgeon Lake (Duvernay oil play, 1 location), Windfall (Duvernay oil play, 1 location) and Ante Creek North (Duvernay and Montney oil plays, 1 location each). Sonde’s undeveloped acreage in these plays is enviable (Duvernay, 95,742 acres net, Montney, 44,488 acres net, Wabamun, 50,736 acres net and Detrital/Banff 46,677 acres net). 85% of this acreage has been purchased within the past 18 months, and as such, there are no immediate land expiry issues.”

Western Canada Drilling Program

During the twelve months ended December 31, 2012, Sonde drilled and stimulated three short radius horizontal oil wells in Michichi (2 wells in the Detrital play, and 1 in the Banff). These wells, in addition to the 13-17 Detrital horizontal well brought online in February, 2012, are all producing.  This activity has set the stage for additional horizontal infill drilling at Michichi, where Sonde has high-graded another 20 horizontal locations on its land (19 Detrital and 1 Banff locations).

During the twelve months ended December 31, 2012, Sonde spudded and completed its initial Montney oil well, the 4-19-67-25W5, in Ante Creek North. An extended test confirmed the previously announced short-term production data, with high water cuts (~95%) throughout the production period. The well is capable of approximately 120 boe/d hydrocarbon production;

however, it provides insufficient production to support the required pipeline and processing infrastructure on its own. If Sonde can prove an extension to this pool with follow-up drilling, the 4-19 can be tied-in as part of a future development plan. Proved or probable Montney reserves were added in 2012 as a result of drilling the Ante Creek North license.

Sonde continued its well re-activation program concentrated on an extensive portfolio of suspended wells. Sonde performed 77 net work overs and recompletions in the twelve months ended December 31, 2012.

Sonde has tested the previously announced waterflood play in the Drumheller Mannville “I” pool. Sonde is very encouraged by the test results, and the play has contributed significantly to the Company’s 46% year over year (2011 to 2012) increase in oil reserves.

Reserves

The Company’s proved plus probable reserves were 9,447 Mboe at December 31, 2012 compared to 9,507 Mboe at December 31, 2011. The Company’s 2012 drilling program focused on oil and liquids rich targets, shifting the ending reserve mix from 27% to 37% liquids. The Company’s 2012 independent reserve report included a 46% increase in proved and probable oil reserves, from 1,983 Mbbl of working interest oil at year-end 2011 to 2,893 Mbbl at year-end 2012.

This increase is attributable primarily to a significant addition of probable oil reserves for the Mannville “I” pool waterflood, which was initiated by the Company with a five well pilot project in early 2012. Oil reserves have also increased due to drilling efforts in the Michichi Detrital/Banff pool, and the Montney exploration well drilled at Ante Creek North.

The Company’s 2012 proved and probable natural gas reserves declined 14%, from 41,518 mmcf of working interest gas at year-end 2011 to 35,553 mmcf of gas at year-end 2012. This decrease is attributable to a combination of lower forecast natural gas prices and other economic factors, plus a decreased emphasis in 2012 on gas-oriented projects. Complete details regarding the Company’s reserves are contained in the Company's AIF.

Capital Expenditures

Capital expenditures from continuing operations for the year ended December 31, 2012 were $37.6 million compared to $63.7 million for the year ended December 31, 2011.  The decrease in capital expenditures from continuing operations of $26.1 million is primarily due to a $15.3 million decrease in drilling and completions expenditures and a $6.7 million decrease in exploration and evaluation asset purchases.

Of these capital expenditures, $6.4 million related to the North Africa operation. These costs related to the acquisition and processing of 513 square kilometers of 3-D seismic ($3.4 million), pre-drilling planning costs ($0.9 million) and capitalized general and administrative costs ($3.1 million), offset by $1.0 million of farm-out proceeds.

2012 Financial Highlights

Mr. Kurt Nelson, Sonde’s Chief Financial Officer, said “Sonde is currently unlevered, has an undrawn credit facility of $30.0 million and has working capital of approximately $17.2 million.  The extension of the Joint Oil Block three well exploratory commitment to December 23, 2015 and the pending closing of the Viking farm-out, if completed, is anticipated to alleviate the liquidity pressure imposed upon the Company by its North African asset. The resulting flexibility is anticipated to allow the Company to react quickly and decisively upon conclusion of the Western Canada strategic alternatives process.”

Net income for the year ended December 31, 2012 was $21.5 million compared to a net loss of $40.6 million for the year ended December 31, 2011.  The increase in net income from 2012 to 2011 of $62.1 million is comprised of the following major components:

Net Loss - 2011	($40.6)
Decrease in petroleum and natural gas sales(1)	(10.1)
Increase in operating expense	(1.6)
Increase in exploration and evaluation expense	(21.4)
Decrease in depletion and depreciation expense	3.9
Decrease in share based compensation	(4.1)
Decrease in property, plant and equipment impairment	18.0
Decrease in decommissioning losses	0.8
Increase in gains from asset dispositions	73.2
All others	3.4
Net Income - 2012	$21.5
1) Petroleum and natural gas sales and realized gains on financial instruments net of royalties and transportation.

For the twelve months ended December 31, 2012, petroleum and natural gas sales, net of transportation and royalties was $24.9 million, consisting of $8.9 million in natural gas, $15.6 million in crude oil and $4.3 million in natural gas liquids sales, less $0.6 million of transportation costs, $3.3 million of royalties and $0.1 million in realized losses on commodity derivatives.

The Company realized an average sales price of $33.09 per boe during the twelve months ended December 31, 2012, compared to $39.67 per boe for the same period in 2011, exclusive of royalties and transportation, representing a decrease of 16.6%.

Operating netback declined to $7.7 million for the year ended December 31, 2012 from $19.4 million for the year ended December 31, 2011 primarily due to decreased petroleum and natural gas sales and higher well work over expense.  Operating netback averaged $8.88 per boe in 2012 versus $19.04 per boe in 2011.

In February, 2012 Sonde sold 26,240 gross acres (24,383 net) in its Kaybob Duvernay play in Alberta for aggregate proceeds of $75 million, resulting in a net gain of $73.4 million.

4th Quarter and Year End Financial and Operational Review

	Quarter ended December 31			Year ended December 31
($ thousands except share, per share and operating amounts)	2012	2011	% change	2012	2011	% change
Financial
Petroleum and natural gas sales(1)	6,792	9,445	(28)	24,896	34,952	(29)
Funds from (used for) operations(2)	123	3,155	(96)	(1,317)	7,597	(117)
Funds from (used for) operations per share (2)(3)	$0.01	$0.05	(80)	$(0.02)	$0.12	(117)
Net (loss) income	(3,870)	(36,500)	89	21,483	(40,571)	153
Net (loss) income per share - basic	$(0.01)	$(0.58)	98	$0.34	$(0.65)	152
Capital expenditures	4,232	19,657	(78)	37,581	63,720	(41)
Working capital surplus (deficit)	17,187	(20,907)	182	17,187	(20,907)	182
Shares outstanding at period end	62,301	62,301	--	62,301	62,301	--
Operating
Natural gas (mcf/d)	8,940	12,186	(27)	9,725	12,187	(20)
Natural gas liquids (bbl/d)	189	293	(35)	202	227	(11)
Crude oil (bbl/d)	572	587	(3)	554	538	3
Total production (boe/d)	2,251	2,911	(23)	2,376	2,796	(15)
Realized Prices
Natural gas ($/mcf)	$3.50	$3.93	(11)	$2.51	$4.04	(38)
Natural gas liquids ($/bbl)	$56.35	$51.64	9	$58.38	$62.79	(7)
Crude oil ($/bbl)	$72.69	$91.73	(21)	$76.62	$88.22	(13)
Total ($/boe)	$37.14	$40.13	(7)	$33.09	$39.67	(17)

1) Petroleum and natural gas sales and realized gains on financial instruments net of royalties and transportation.
2) Non-GAAP measure reconciled in our MD&A filed on www.sedar.com
3) Basic and diluted.

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas.  Its operations are located in Western Canada, and offshore North Africa.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

Non-IFRS Measures – This document contains references to funds from (used for) operations and funds from (used for) operations per share, which are not defined under IFRS as issued by the International Accounting Standards Board and are therefore non-IFRS financial measures that do not have any standardized meaning prescribed by IFRS and are, therefore, unlikely to be and its comparable to similar measures presented by other issuers. Management of the Company believes funds from (used for) operations and funds from (used for) operations per share are relevant indicators of the Company’s financial performance, ability to fund future capital expenditures. Funds from (used for) operations should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with IFRS, as an indicator of the Company's performance. In our MD&A, a reconciliation has been prepared of funds from (used for) operations to cash flow from operating activities, the most comparable measure calculated in accordance with IFRS.

Boe Presentation – Reserve information is commonly reported in units of barrel of oil equivalent (“boe”). For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil. This conversion ratio of 6:1 is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Such disclosure of boe’s may be misleading, particularly if used in isolation.

Forward Looking Information – This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, those concerning the pending closing of the Viking farm-out, the potential outcomes of the Company’s planned Western Canada strategic review process, proposed exploration and development activities, key operational goals for 2013 and sources of liquidity and estimate of reserves.  There can be no assurances that the Western Canada strategic review process will result in a transaction on terms and conditions acceptable to Sonde or at all.   Additionally, there are risks and uncertainties associated with securing the approval of Joint Oil for the Viking farm-out. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, market and operating conditions, management's expectations regarding future growth, plans for and results of exploration and development activities, availability of capital, future commodity prices and differentials, capital and other expenditures and timing for receipt of governmental approvals for the Viking farm-out and the ability of the Company to negotiate acceptable terms for such approval. Actual results could differ materially due to a number of factors, including, without limitation, changes in market conditions, operational risks in development, exploration and production; commodity price volatility; the uncertainty of reserve estimates; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of estimates and projections in relation to production; volatility in the capital markets and changes in the availability of capital generally; risks in conducting foreign operations, including political and fiscal instability and the possibility of civil unrest or military action; changes in government policies or laws; risk that government approvals may be delayed or withheld; and commercial risks relating to the closing of the Viking farm-out. Additional assumptions and risks relating to the Company and its business and affairs, including assumptions and risks relating to the estimation of reserves, are set out in detail in the Company’s AIF, available on SEDAR at www.sedar.com, and the Corporation's annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

Although management believes that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. Sonde bases its forward-looking statements and forward-looking information on information currently available and do not assume any obligation to update them unless required by law.

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Kurt A. Nelson, Chief Financial Officer
Phone: (403) 503-7944
Fax:     (403) 216-2374
www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)

Date:	March 21, 2013	By:	/s/ Kurt A. Nelson
			Name:	Kurt A. Nelson
			Title:	Chief Financial Officer